eGain Corporation

March 20, 2015

VIA ELECTRONIC TRANSMISSION

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	eGain Corporation

Form 10-K for the fiscal year ending June 30, 2014

Filed September 12, 2014

File No. 001-35314

Ladies and Gentlemen:

On behalf of eGain Corporation (the “Company”) this is a response to the staff (the “Staff”) of the Securities and Exchange Commission’s letter of March 12, 2015. We understand and agree with the Commission’s efforts to assist filers in their efforts to comply with the applicable disclosure requirements and hope that the Commission will accept our response to your letter as our best efforts to comply with the Staff’s comments and suggestions.

As requested, our references parallel your letter and any abbreviations used in this letter coincide with those used in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1. The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows. For example, we note that deferred revenues changed significantly from June 30, 2013; however, the reasons for such decrease is not evident from your disclosures. Please tell us your consideration for disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, please explain to us the reasons for the significant decrease in deferred revenues as of June 30, 2014. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Mr. Patrick Gilmore

United States Securities and

Exchange Commission

March 20, 2015

Response:

We focus on known material trends and uncertainties when determining the level of disclosure to include as content of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Also, in response to your specific request to explain the reasons for the significant decrease in deferred revenues as of June 30, 2014, we identified the change in this balance to be primarily due to the timing of prepayments received for cloud customer renewals.

2. In connection with the above comment, please tell us the average term of your subscription arrangements as disclosure in the filing varies (i.e., one to two years and 12-36 months on page 10) and revise your future flings to clarify this inconsistency.

Response:

The Company respectfully notes the Staff’s comment and intends to revise future filings. The average term of our subscription arrangements is 24 months. The following is a sample of the revised disclosure that the Company intends to include in future filings:

Our hybrid revenue model may affect our operating results.

We have a hybrid delivery model meaning that we offer our solutions on a subscription or perpetual license basis to our customers. For perpetual license transactions, the license revenue amount is generally recognized in the quarter delivery and acceptance of our software takes place. Whereas, for subscription transactions, the revenue is recognized ratably over the term of the contract, which is typically 12 to 36 months. As a result, our total revenue may increase or decrease in future quarters as a result of the timing and mix of license and subscriptions transactions. This could be exacerbated as more customers select our subscription solution over our perpetual licensed solution; causing us to increase the amount of revenue recognized ratably over the life of the contract therefore resulting in a decrease in our total revenue in the short-term.

Because we recognize revenue from subscriptions for our service over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize subscription revenue from customers ratably over the terms of their subscription agreements, which range from 12 to 36 months. As a result, most of the revenue we report in each quarter is the result of subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter. Any such decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our service, and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our subscription model

Mr. Patrick Gilmore

United States Securities and

Exchange Commission

March 20, 2015

also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

We cannot accurately predict subscription renewal or upgrade rates and the impact these rates may have on our future revenue and operating results.

Our customers have no obligation to renew their subscriptions for our service after the expiration of their initial subscription period, which range from 12 to 36 months, with the average subscription period being 24 months. Some customers have elected not to renew. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths, or renew for lower cost editions of our service. We cannot accurately predict renewal rates given our varied customer base of enterprise and small and medium size business customers and the number of multiyear subscription contracts. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our service, customers’ spending levels, decreases in the number of users at our customers, pricing changes and deteriorating general economic conditions. If our customers do not renew their subscriptions for our service or reduce the number of paying subscriptions at the time of renewal, our revenue will decline and our business will suffer.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our service to our current customers. This may also require increasingly sophisticated and costly sales efforts that are targeted at senior management. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services. If our efforts to upsell to our customers are not successful and negative reaction occurs, our business may suffer.

*****

In connection with the foregoing response, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Patrick Gilmore

United States Securities and

Exchange Commission

March 20, 2015

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (408) 636-4455. Comments can also be sent via facsimile at (650) 636-4400.

Yours truly,

/s/ Eric Smit

Eric Smit

Chief Financial Officer